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                     May 14, 2024

       Paul Langdale
       Executive Vice President and Chief Financial Officer
       Independent Bank Group, Inc.
       7777 Henneman Way
       McKinney, TX 75070

                                                        Re: Independent Bank
Group, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-35854

       Dear Paul Langdale:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance